Exhibit 99.1

In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this Form 4 is being filed by Cincinnati Financial Corporation (the "Company"), an Ohio insurance and investment company, on behalf of its subsidiaries to the extent that they hold shares of common stock of Fifth Third Bancorp (the "Bank"), an Ohio banking corporation.  The address of the principal business and office of the Company is 6200 South Gilmore Road, Fairfield, Ohio 45014-5141.

The Company owns 100 percent of its four subsidiaries: The Cincinnati Insurance Company, an Ohio insurance corporation; CSU Producer Resources Inc., a wholly owned insurance brokerage company, CFC Investment Company, an Ohio investment corporation; and CinFin Capital Management Company, an Ohio investment corporation.  The Cincinnati Insurance Company, in turn, owns 100 percent of four smaller insurance subsidiaries, three of which are Ohio insurance corporations: The Cincinnati Casualty Company; The Cincinnati Indemnity Company and The Cincinnati Life Insurance Company.  The fourth insurance subsidiary, The Cincinnati Specialty Underwriters Company, is a Delaware corporation. The address and principal business location of each of the Company's subsidiaries is 6200 South Gilmore Road, Fairfield, Ohio 45014-5141.

Cincinnati Financial Corporation directly owns 27,183,604 shares of the common stock of Fifth Third Bancorp.  Through its subsidiaries prior to the reported transaction, the Company owned an additional 40,096,956 shares for a total of 67,280,560 shares of the Bank's common stock, or 11.67 percent of the entire class.  Individually, the subsidiaries owned the following quantities of the Bank's common stock: The Cincinnati Insurance Company directly owned 36,336,352 shares; The Cincinnati Casualty Company owned 1,419,979 shares; The Cincinnati Life Insurance Company owned 1,036,125 shares, The Cincinnati Specialty Underwriters Company owned 1,300,000 and CinFin Capital Management Company owned 4,500 shares.  CSU Producer Resources Inc. owns no shares. None of the subsidiaries individually are 10 percent beneficial owners of the Bank's common stock.

A total of 90,000 shares owned by the Cincinnati Financial Corporation Retirement Plan Trust are excluded from the reported ownership because the Company has no pecuniary interest in such shares within the meaning of SEC Rule 16a-1.

The 35,000,000 shares being disposed of by the Company in this reported transaction consist solely of shares owned directly by The Cincinnati Insurance Company.  Following the transaction, the Company will beneficially own 32,280,560 shares of the Bank's common stock, or 5.59 percent of the class, including 27,183,604 shares owned directly by the Company and 1,336,352 shares owned directly by The Cincinnati Insurance Company.  The quantities of the Bank's common stock owned by the Company's other subsidiaries, as noted above, remain unchanged.

1 Cincinnati Financial Corporation Retirement Plan Trust is an employee benefit plan/pension fund subject to the provisions of the Employee Retirement Income Security Act of 1947.